Exhibit 99.1

Press Release

First year-end financial closing process as an independent company identifies financial adjustments related to Brazilian operations

Amsterdam, August 1, 2012 – In connection with its first year-end financial closing process as an independent company, D.E MASTER BLENDERS 1753 identified adjustments related to the previously reported historical carve-out combined financial statements for fiscal years 2009-2011 and first half fiscal year 2012 as well as items that will result in adjustments to its upcoming results for fiscal 2012. These adjustments are not expected to affect the company’s financial performance in fiscal 2013.

These adjustments, which all involve the company’s Brazilian operations, are partly caused by accounting irregularities involving uncollectible accounts receivable and incorrect sales recognition. In addition, the company has taken provisions on inventory levels and made other corrections, including additional tax provisions.

The adjustments are expected to reduce the company’s shareholders’ equity approx. € 85-95 min and are expected to reduce the company’s fiscal 2012 net result by approx. € 45-55 min, of which approx. € 20-25 min is expected to be accounted for within operating profit. Currently, the company expects that the cash-out impact will be limited.

A comprehensive investigation of the accounting irregularities referred to above is being conducted. The company plans to take appropriate actions to reinforce and enhance the internal control over financial reporting and governance procedures in its Brazilian operations.

D.E MASTER BLENDERS 1753’s carve-out combined financial statements previously included in filings with the U.S. Securities and Exchange Commission should no longer be relied upon. The company expects to file its audited financial statements for the fiscal year ended June 30, 2012, including restated historical carve-out combined financial statements, at the end of September 2012. D.E MASTER BLENDERS 1753 intends to publish its preliminary fiscal 2012 results on August 28, 2012.

Forward-Looking Information

This press release and other documents and statements of D.E MASTER BLENDERS 1753 contain certain forward-looking statements generally preceded by terms such as ”expects”, “projects”, “anticipates” or “believes”. These forward-looking statements are based on currently available competitive, financial and economic data, as well as management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Consequently, D.E MASTER BLENDERS 1753 wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause D.E MASTER BLENDERS 1753’s actual results to differ from such forward-looking statements are those described in the Registration Statement on Form F-1 (Registration No. 333-179839) filed by D.E MASTER BLENDERS 1753 with the Securities and Exchange Commission. D.E MASTER BLENDERS 1753 undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.6 billion in fiscal year 2011 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

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